

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

P. Matthew Farabaugh
Chief Financial Officer
Park Aerospace Corp.
1400 Old Country Road
Westbury, NY 11590

   Re: Park Aerospace Corp.
   Form 10-K for Fiscal Year Ended February 26, 2023
   File No. 001-04415

Dear P. Matthew Farabaugh:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing